EXHIBIT 1.01

                           Blackwater Midstream Corp.

                                   May 7, 2008

Mr. Michael D. Suder
1750 St. Charles Avenue, Apartment 511
New Orleans, LA 70130

      Re: OFFER OF EMPLOYMENT

Dear Michael:

      It is with great pleasure that I extend the following offer of employment with Blackwater Midstream Corp. (the "Company"). The terms of the employment are as follows:

      Commencement Date:        Start date of May 7, 2008, but with salary
                                commencing as of May 1, 2008.

      Position:                 Chief Executive Officer. You will report
                                directly to the Board of Directors and will receive your directives from the Board of Directors.

      Term: The Term of employment shall be not less than five (5) years, subject to earlier termination as provided below.

      Salary: $300,000 per year (subject to required withholding), payable in arrears in equal semi-monthly installments on the 15th and last day of each calendar month.

      Equity: On the Commencement Date you shall be entitled to purchase shares of Company Common Stock which shall represent approximately two percent (2.0%) of the outstanding shares of capital stock of the Company on a fully diluted basis, for an initial purchase price equal to the par value (or if there is no par value, $0.01 per share), which price the Board of Directors deems to be the fair market value on the date of purchase. The shares shall vest at the end of six months of employment, so long as you are still employed by the Company. In addition, the Company shall grant to you an option to purchase an additional five and one-half percent (5.5%), which options shall vest over the term of the employment, based upon performance objectives to be reasonably determined by the Board of Directors. The options shall have an exercise price of $1.50 per share, shall contain cashless exercise provisions and shall be subject to the terms of the stock incentive plan to be adopted by the Company.

Mr. Michael D. Suder
May 7, 2008
Page 2 of 3


      Vacation:                 All federal and state holidays, plus three (3)
                                weeks of paid vacation.

      Benefits:                 You shall be entitled to participate in all
                                medical, dental, life and other insurance plans adopted by the Company for any executive officer.

      Reimbursement
      of Expenses:              The Company will reimburse you for all business
                                related expenses, including travel (other than commuting to the office from your residence), cell phone usage, etc., provided you comply with the reimbursement policies and procedures adopted by the Company and provide appropriate proof of payment.

      Written Agreement:        The Company shall prepare a written employment
                                agreement to be executed on or before May 31, 2008 evidencing the terms of this employment offer.

      Termination:              You may be terminated only with "Cause"
                                which will be defined to by (i) conviction of any fraud or embezzlement against the Company or (ii) willful breach or habitual neglect of your duties and responsibilities after written notice and an opportunity to cure. If you are terminated without Cause, then you will be entitled to (i) a one-time lump sum severance payment equal to the salary for the remaining term of the employment agreement but not more than six months and (ii) all stock that would have been earned during such six month period shall immediately vest. If you resign for "Good
                                Reason", you will be entitled to the same severance payments as termination without Cause.
                                The grounds for your resignation for "Good
                                Reason" will be (i) the Company moves its offices more than 30 miles away from Newport
                                Beach, California, (ii) a material reduction in your job title, duties, description or compensation, (iii) any criminal or civil charges filed against the Company alleging fraud specifically by you.

Mr. Michael D. Suder
May 7, 2008
Page 3 of 3


      Michael, we are excited about the opportunity to work with you and look forward to a long and mutually prosperous relationship.

      If these terms are acceptable, please sign in the place provided below.


                                              Very truly yours,

                                              /s/ Christopher A. Wilson

                                              Christopher A. Wilson, CEO

Accepted and agreed this 7th day of May, 2008.


/s/ Michael D. Suder
Michael D. Suder